United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
* Press Information dated November 5th., 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: November 5th, 2003

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., by this notice the shareholders of the Company are called to the General Extraordinary Shareholders' Meeting which shall be held on December 2, 2003 at 17:00 hours, in the Hotel Sheraton Ambassador, Salon Diplomaticos, located at Hidalgo 310 Ote., Col. Centro, Monterrey, Nuevo Leon, in order to discuss and resolve the issues contained in the following:

AGENDA
 GENERAL EXTRAORDINARY MEETING

  Discussion and, as the case may be, approval of amendment of several articles of the Company's Bylaws in order to adapt them according to article 8, section I and II of the ''Disposiciones de Caracter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado de Valores'' (General Applicable Dispositions for Securities' Issuers and other Participants in the Securities Markets) issued by the ''Comision Nacional Bancaria y de Valores'' (National Banking and Securities Commission).

  Discussion and, as the case may be, approval or amendment of article 6 of the Company's Bylaws in order to adapt it to the requirements set forth in article 8, section III of the ''Disposiciones de Caracter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado de Valores'' (General Applicable Dispositions for Securities' Issuers and other Participants in the Securities Markets), issued by the ''Comision Nacional Bancaria y de Valores'' (National Banking and Securities Commission).

  Discussion and, as the case may be, approval to add an article and/or clause to the Company's Bylaws pursuant to article 14 Bis 3, section VII of the ''Ley del Mercado de Valores'' (Mexican Securities Law), subject to approval by the ''Comision Nacional Bancaria y de Valores'' (National Banking and Securities Commission).

  Discussion and, as the case may be, approval to add an article and/or clause to the Company's Bylaws penalizing the failure to comply with the article and/or clause referred to in the immediate previous item of the Agenda, if approved.

  Discussion and, as the case may be, approval to proceed with the formalization before a notary public of the restatement of the amended Company's Bylaws.

  Discussion and, as the case may be, approval to cancel the share certificates issued by the Company and exchange them with new share certificates, as provided by article 140 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law).

  Designation of Special Delegates to comply with, and formalize, the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and approval, if applicable, of the Minutes.

In order to proceed to the execution of the Ordinary Shareholders' Meeting above notified, as provided by Article 14 Bis 3, Section VI, subsection B of the ''Ley del Mercado de Valores'' (Mexican Securities Law), all documentation related with the Agenda is, as of the date hereof, available to the shareholders for review and analysis during office hours at the Company's offices located at Avenida la Clinica No. 2520 Delta Building First Floor, Col. Sertoma, Monterery, Nuevo Leon.

In order to have the right to attend and vote at the corresponding Shareholders' Meetings, as provided by Articles 129 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law) and Article 78 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Secretary or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Secretary of the Company the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, S.A. de C.V., this Institution must give timely notice to the Company's Secretary regarding the number of shares that each of their depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Secretary of the Company at at Avenida la Clinica No. 2520 Delta Building First Floor, Col. Sertoma, Monterery, Nuevo Leon, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meetings by representatives, through private proxies or through powers of attorney granted in the formats referred in Article 14 Bis, 3 section VI, subsection c), of the ''Ley del Mercado de Valores'' (Mexican Securities Law), which are found for disposition of the interested parties and the financial intermediaries of the Securities Market through the S.D. Indeval, S.A. de C.V.

Monterrey, Nuevo Leon, November 3, 2003

SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors